UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 16, 2022

(Date of Report (Date of earliest event reported))

ELEKTROS, INC.

(Exact name of registrant as specified in its charter)

Nevada	85-4235616
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1626 South 17th Avenue

Hollywood, FL 33020

(Full mailing address of principal executive offices)

Telephone: (347)-885-9734

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.1	Other Events

On March 16, 2022, Elektros, Inc. (“ELEK”) entered into an Exclusive Agency Framework agreement, (“Agreement”) with Jinshun Import and Export Xuzhou Co., LTD (“JIEX”) of China to exclusively sell and distribute JIEX electric vehicles. The Agreement calls for at least 2,000 units to be produced by JIEX and distributed by ELEK with unit increases of 30% every 12 months, (the “Annual Plan”). ELEK is required to guarantee the orders or continuous in every season. ELEK shall pay 30% of the full amount of the committed sales volume to JIEX as a total advanced payment. During the term of the Agreement, for each unit ordered, $3,900 will be deducted from the advance payment as payment for the current order until all advanced payments are deducted. If, in the event ELEK fails to have annual sales volume of less than 80% of the Annual Plan, JIEX will have the automatic unconditional right to terminate or modify the agreement. Any remaining advanced payments will be kept by JIEX and considered liquidated damages. ELEK will have the right of first refusal to distributing/marketing/selling any new models manufactured by JIEX in the United States notwithstanding ELEK must maintain good standing under the Agreement. The term of the Agreement is three years. The Agreement may be renewed at the end of the term if mutually agreed upon.

On March 24, 2022, ELEK entered into a Regulatory Consulting Agreement (“Consulting Agreement”) with IDIADA Automotive Technology USA LLC based in California to crash test and certify Elektros Sonic vehicles directly from China. IDADA provides a renowned certification program that closely examines vehicle production from overseas and performs a high level gap analysis to assess what is needed for National Highway Traffic Safety Administration (NHTSA) and Federal Motor Vehicle Safety Standards (FMVSS) compliance. The IDIADA team plans to visit Elektros Sonic point of production site in China to ensure that all aspects of the electric vehicle comply with U.S. standards before issuing official certification. The approximate cost is estimated to be approximately $45,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEKTROS, INC.

Date: March 29, 2022	By:	/s/ Shlomo Bleier
Shlomo Bleier
President